

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2023

Denis Corin
President, Chief Executive Officer and Director
Q BioMed Inc.
c/o Ortoli Rosenstadt LLP
366 Madison Avenue , 3rd Floor
New York , NY 10017

      Re: Q BioMed Inc.
            Form 10-K for the Fiscal Year Ended November 30, 2022
            Filed May 26, 2023
            File No. 000-55535

Dear Denis Corin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2022

General

1.   We note that your filing does not contain audited financial statements for the year ended November 30, 2022, nor does it contain the required Sections 302 and 906 officer certifications. As a result, your filing is considered to be materially deficient and the company is not considered current or timely in its Exchange Act reporting. Please amend your Form 10-K to file the audited financial statements and accompanying report from your independent registered accounting firm, once obtained. As part of your amendment, please re-evaluate the disclosures related to management's assessment of the effectiveness of internal controls over financial reporting and disclosure controls and procedures for any additional material weaknesses and provide the required Sections 302 and 906 certifications.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences